

June 13, 2014

Via E-mail
David L. Lamp
President and Chief Executive Officer
Northern Tier Energy GP LLC
1250 W. Washington Street, Suite 300
Tempe, Arizona 85281

Re: **Northern Tier Energy LP**
      Form 10-K for Fiscal Year Ended
      December 31, 2013
      Filed February 27, 2014
      File No. 1-35612

Dear Mr. Lamp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Executive Compensation, page 115

Long-Term Equity-Based Incentives, page 117

1.   We note your discussion of your long-term equity-based incentive plan in which you state on page 118 that "the 2013 Financial Condition was exceeded slightly and the number of units will be adjusted to reflect 115% of target levels." Please expand your discussion to disclose your actual amount of cash available for distribution in 2013. Also, please revise your summary compensation table on page 120 to reflect the performance based units granted based on 115% of target

levels. Alternatively, provide us with your analysis as to why such revisions are not required.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief